Exhibit 99.1

Hydro One completes acquisition of Woodstock Hydro Holdings Inc.

TORONTO, October 31, 2015 – Today, Hydro One Inc. announced the closing of the purchase of Woodstock Hydro Holdings Inc., including its wholly-owned subsidiary Woodstock Hydro Services Inc. The Ontario Energy Board (OEB) approved the sale on September 11, 2015.

As part of the approved deal, Woodstock Hydro’s approximately 15,800 customers will benefit from a 1 per cent reduction to their monthly distribution delivery rates effective October 31, 2015. In addition, distribution rates will be frozen for the next five years.

“We are pleased to welcome our new customers and employees,” said Mayo Schmidt, President and CEO. “Hydro One is committed to delivering great service for Woodstock Hydro’s customers and we remain focused on prudent management, efficient operations and improving the customer experience for everyone we serve. Electricity is critical to the lives of all Ontarians and we are here to deliver it safely, reliably and efficiently.”

Woodstock Hydro will operate as usual until the transition to Hydro One is complete, in 2016. This includes no changes to customer account numbers, bills, billing and payment and service options.

“I am looking forward to working with Hydro One as we embark on a journey in this new era of energy management and conservation,” said Mayor Trevor Birtch.

The purchase price for Woodstock Hydro Holdings Inc. is $46.2 million, including assumption of Woodstock Hydro’s existing debt of approximately $17 million.

Hydro One Inc. is an electricity transmission and distribution company headquartered in Toronto, Ontario with approximately $23 billion in assets and 2014 revenues of over $6 billion. The company delivers electricity safely and reliably to over 1.2 million customers across the province of Ontario, and to large industrial customers and municipal utilities. Hydro One Inc. owns and operates Ontario’s 29,000 km high-voltage transmission network and a 122,000 circuit km primary low-voltage distribution network. Hydro One Inc. is currently wholly-owned by the Province of Ontario.

FORWARD-LOOKING INFORMATION

This press release may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect,” “anticipate,” “intend,”

“attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, is discussed more fully in Hydro One Inc.’s filings with the securities regulatory authorities in Canada, and are available on SEDAR at www.sedar.com. Hydro One Inc. does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

For further information, please contact:

Bruce Mann	Daffyd Roderick
Investor Relations	Media Inquiries
investor.relations@hydroone.com	daffyd.roderick@hydroone.com
416-345-5722	416-345-6868